

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2010

Adam D. Singer, M.D.
Chief Executive Officer
IPC The Hospitalist Company, Inc.
4605 Lankershim Boulevard, Suite 617
North Hollywood, California 91602

> **Re: IPC The Hospitalist Company, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **File No. 001-33930**

Dear Dr. Singer:

We have reviewed your supplemental response dated September 29, 2010 and have the following comments.

Definitive Proxy Statement
Performance Based Bonus, page 17

We note your response to comment 2. As the quality goal accounts for 10% of the bonus, we believe it is material. Please provide us with a detailed analysis supporting your determination that disclosure of the goal is likely to cause competitive harm. Please note, we cannot assess the likelihood of competitive harm without knowing what the quality goals are. You may request confidential treatment of the portions of your response that you believe are confidential pursuant to Rule 83. Additionally, please also note that in the event you do not achieve the quality goals you will still be in a position where you will be required to disclose that you did not achieve the quality goals.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

If you have any questions, please contact John Krug, Staff Attorney, at (202) 551-3862, or Suzanne Hayes, Branch Chief, at (202) 551-3675.

Sincerely,

Jeffrey Riedler
Assistant Director